[redacted]

03033388

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC	0001099391
Exact name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September 23, 2003 GMACM Mortgage Pass-Through Certificates Series 2003-J6	333-104662
Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

17165845

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Merrill Lynch, Pierce, Fenner & Smith Incorporated Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(h) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: ______________________
Name: Patricia C. Taylor
Title: Vice President

Dated: September 24, 2003

EXHIBIT 99.1
(attached hereto)

CPR	5	10	15	20	25	30	35	40	50
96-17	5.89	5.929	5.961	5.988	6.011	6.074	6.168	6.281	6.515
96-25	5.863	5.899	5.929	5.953	5.974	6.032	6.118	6.222	6.437
97-01	5.836	5.869	5.896	5.918	5.937	5.99	6.069	6.164	6.359
97-09	5.809	5.839	5.864	5.884	5.901	5.948	6.02	6.105	6.282
97-17	5.783	5.809	5.831	5.849	5.864	5.907	5.97	6.047	6.204
97-25	5.756	5.78	5.799	5.815	5.828	5.866	5.921	5.989	6.127
98-01	5.73	5.75	5.767	5.78	5.792	5.824	5.873	5.931	6.05
98-09	5.704	5.721	5.735	5.746	5.756	5.783	5.824	5.873	5.974
98-17	5.678	5.691	5.703	5.712	5.72	5.742	5.775	5.815	5.897
Spread /10 Y	137	140	142	144	145	150	156	164	179
AvgLife	15.58	12.99	11.37	10.29	9.54	7.98	6.44	5.22	3.78
Dur.	9.62	8.59	7.89	7.4	7.03	6.16	5.2	4.38	3.3
1st Pmt	08-Oct	08-Oct	08-Oct	08-Oct	08-Oct	08-Oct	08-Jun	07-Sep	06-Sep
Lst Pmt	Jul-33	Jul-33	Jul-33	Jul-33	Jul-33	Jul-33	Jul-33	Apr-33	08-Nov
Sprd/Swap	30	51.9	67.7	78.5	89.5	118.4	157.4	200.6	278.8
Sprd/LIB	34.9	52.1	66.4	78.1	87.9	115.1	151.9	192.8	266.1
10y note	4.41								

PSA	100	150	200	250	300	400	500	600
96-17	5.898	5.922	5.943	5.962	5.978	6.007	6.029	6.092
96-25	5.871	5.892	5.912	5.929	5.944	5.97	5.991	6.049
97-01	5.843	5.863	5.881	5.896	5.91	5.934	5.953	6.006
97-09	5.816	5.834	5.85	5.864	5.876	5.898	5.915	5.962
97-17	5.789	5.804	5.819	5.831	5.842	5.862	5.877	5.919
97-25	5.761	5.775	5.788	5.799	5.809	5.826	5.839	5.877
98-01	5.734	5.746	5.757	5.767	5.775	5.79	5.801	5.834
98-09	5.707	5.718	5.727	5.735	5.742	5.754	5.764	5.791
98-17	5.681	5.689	5.696	5.703	5.709	5.719	5.727	5.749
Spread / 10Y	138	139	141	142	143	145	147	151
AvgLife	14.95	13.41	12.25	11.36	10.67	9.66	9.01	7.59
Dur.	9.38	8.76	8.28	7.89	7.58	7.09	6.75	5.95
1st Pmt	08-Oct	08-Oct	08-Oct	08-Oct	08-Oct	08-Oct	08-Oct	08-Oct
Lst Pmt	Jul-33	Jul-33	Jul-33	Jul-33	Jul-33	Jul-33	Jul-33	Jul-33
Sprd/Swap	33.3	47.8	59	67.7	1	87.3	98.8	127.3
Sprd/LIB	38.6	48.9	58.2	66.4	73.7	86.2	95.9	122.9
10y note	4.41							

PSA	100	150	200	250	300	400	500	600	700
93-08	6.148	6.242	6.359	6.496	6.646	6.949	7.221	7.462	7.685
93-16	6.124	6.214	6.327	6.458	6.602	6.893	7.153	7.384	7.599
93-24	6.1	6.186	6.294	6.42	6.558	6.837	7.086	7.307	7.513
94-00	6.076	6.159	6.262	6.382	6.514	6.78	7.019	7.231	7.427
94-08	6.053	6.131	6.23	6.345	6.47	6.725	6.952	7.154	7.341
94-16	6.029	6.104	6.198	6.307	6.427	6.669	6.886	7.078	7.256
94-24	6.005	6.077	6.166	6.27	6.383	6.613	6.819	7.002	7.171
95-00	5.982	6.05	6.134	6.232	6.34	6.558	6.753	6.926	7.086
95-08	5.959	6.023	6.102	6.195	6.297	6.503	6.687	6.85	7.002
Spread	110	136.1	159.9	189.4	236.1	303.2	356.4	409.9	452
AvgLife	19.00	14.88	11.75	9.45	7.79	5.75	4.67	4.00	3.54
Dur.	11-Jan	09-Jan	08-Jan	07-Jan	06-Jan	04-Jan	03-Jan	03-Jan	03-Jan
1st Pmt	18-Jun	14-Sep	12-Mar	10-Aug	09-Jul	08-Apr	07-Jul	07-Jan	06-Sep
Lst Pmt	27-Nov	23-Dec	20-Apr	17-Apr	14-Nov	11-Apr	09-Jul	08-Jul	07-Dec

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

GMACM 2003-J6
30yr Fixed Rate Collateral

Collateral Type:	30yr Fixed Rate	
Deal Coupon:	5.50%	
Aggregate Principal Balance:	$400,000,000	+/- 5%
Average Loan Balance:	$475,000 Approx.	
Approx. Gross WAC:	5.55%	+/- 5bps
WAM:	358	+/- 2
WA LTV:	68% Approx.	
Single Family (including PUDS)	96% Approx.	
Geographic:	Max 30% California	
Cash-Out Refi.:	18% Approx. (MAX 25%)	
Avg. FICO:	730 Approx	
Rating/Subordination:	AAA/ 2.90%	+/- 25bps
Settlement:	September 30, 2003	
Whole Loan Desk	AAA - Mike De Asla	- 449-5326
	Jason Kim	- 449-5323